BKV Corporation

1200 17th Street, Suite 2100

Denver, CO 80202

September 12, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Loan Lauren Nguyen, Legal Branch Chief

Liz Packebusch, Staff Attorney

Karina Dorin, Staff Attorney

Mark Wojciechowski, Staff Accountant

Jenifer Gallagher, Staff Accountant

Sandra Wall, Petroleum Engineer

Re:	BKV Corporation

Registration Statement on Form S-1

File No. 333-268469

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, BKV Corporation (the “Company,” “we” or “our”) hereby confidentially submits (the “Submission”) its currently expected offering terms of the initial public offering (the “Offering”) of its common stock, par value $0.01 per share (the “Common Stock”), including, among other things, the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K, the number of shares of Common Stock to be offered, the estimated net proceeds the Company expects to receive from the Offering and the total number of shares of Common Stock to be outstanding after the Offering. The Company expects that these pricing terms and other items will be included in a future amendment to the Registration Statement on Form S-1, File No. 333-268469 (the “Registration Statement”).

The Offering terms included in the Submission are based on bona fide estimates of the range of the minimum and maximum offering price and the maximum number of shares of Common Stock to be offered as of the date of this correspondence. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Company proposes to price the Offering with a bona fide price range of $19.00 to $21.00 per share of Common Stock, with a midpoint of $20.00 per share of Common Stock. In the Offering, the Company proposes to sell up to 15,000,000 shares of Common Stock. The Company also proposes to grant the underwriters a 30-day option to purchase up to an additional 2,250,000 shares of Common Stock to cover over-allotments. This range and the additional information included in the Submission are initially being provided for your consideration by correspondence due to the Company’s and the underwriters’ concern regarding providing such information in advance of the launch of the Offering given recent market volatility, as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.

The Company is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the Offering terms set forth herein. We expect that these marked changes will be incorporated into a future amendment to the Registration Statement. The Company seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

* * *

If you have any questions with respect to the foregoing, please contact Samantha Crispin of Baker Botts L.L.P. at (214) 953-6497 or Preston Bernhisel of the same firm at (214) 953-6783.

Very truly yours,

BKV Corporation

By:	/s/ Christopher P. Kalnin
	Name:	Christopher P. Kalnin
	Title:	Chief Executive Officer

cc:	Samantha Crispin, Baker Botts L.L.P.

Preston Bernhisel, Baker Botts L.L.P.

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